Exhibit 99.1

Consolidated Financial Statements
(Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Years ended December 31, 2006, 2005 and 2004

MANAGEMENT’S REPORT

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with Canadian generally accepted accounting principles.  The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility.  Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

In support of its responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed.  Some of the assets and liabilities include amounts which are based on estimates and judgments, as their final determination is dependent on future events.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which consists of five directors who are independent and not involved in the daily operations of the Corporation.  The Audit Committee meets on a regular basis with management and the external and internal auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues.  The Audit Committee is responsible for appointing the external auditors (subject to shareholder approval), and reviewing and approving all financial disclosure contained in our public documents and related party transactions.

The external auditors, KPMG LLP, conduct an independent examination, in accordance with Canadian generally accepted auditing standards, and express their opinion on the financial statements.  The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“JOHN SHERIDAN”	“DAVID SMITH”

JOHN SHERIDAN	DAVID SMITH
President and	Chief Financial Officer
Chief Executive Officer
February 19, 2007	February 19, 2007

AUDITORS’ REPORT TO SHAREHOLDERS

We have audited the consolidated balance sheets of Ballard Power Systems Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations and accumulated deficit and cash flows for each of the years in the three-year period ended December 31, 2006.  These financial statements are the responsibility of the Corporation’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

“KPMG LLP”
Chartered Accountants

Vancouver, Canada
February 19, 2007

BALLARD POWER SYSTEMS INC.
Consolidated Balance Sheets
December 31,
(Expressed in thousands of U.S. dollars)

	2006	2005

		(restated – note 2)
Assets
Current assets:
Cash and cash equivalents	$61,399	$148,919
Short-term investments	125,673	84,114
Accounts receivable (notes 4 & 15)	14,911	13,281
Inventories (note 5)	14,936	12,891
Prepaid expenses and other current assets	1,284	1,184
Current assets held for sale (note 2)	2,950	2,566

	221,153	262,955
Property, plant and equipment (note 6)	47,694	47,441
Intangible assets (note 7)	23,701	34,445
Goodwill (notes 2 & 3)	51,911	51,911
Investments (note 8)	1,961	8,852
Long-term assets held for sale (note 2)	3,586	119,160
Other long-term assets	32	110

	$350,038	$524,874

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (notes 9 & 15)	$19,539	$22,069
Deferred revenue	1,814	703
Accrued warranty liabilities	10,069	15,915
Current liabilities held for sale (note 2)	2,582	3,230

	34,004	41,917
Long-term liabilities (notes 10 & 11)	9,734	9,041
Long-term liabilities held for sale (note 2)	1,207	1,101

	44,945	52,059
Shareholders’ equity:
Share capital (note 12)	1,169,778	1,161,281
Contributed surplus (notes 3, 12(c), (g) & (h))	66,935	62,017
Accumulated deficit	(931,384)	(750,247)
Cumulative translation adjustment	(236)	(236)

	305,093	472,815

	$350,038	$524,874

Commitments, guarantees and contingencies (note 13)
See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Operations and Accumulated Deficit
Years ended December 31,
(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	2006	2005	2004

		(restated – note 2)	(restated – note 2)
Revenues:
Product and service revenues	$36,535	$34,117	$64,506
Engineering development revenue	13,288	8,131	8,534

Total revenues	49,823	42,248	73,040
Cost of revenues and expenses:
Cost of product and service revenues	21,206	25,948	51,646
Research and product development	52,274	64,891	81,131
General and administrative	13,262	15,461	14,161
Marketing and business development	7,226	6,241	6,552
Depreciation and amortization	16,391	18,033	23,777

Total cost of revenues and expenses	110,359	130,574	177,267

Loss before undernoted	(60,536)	(88,326)	(104,227)
Investment and other income	9,932	11,223	3,141
Loss on disposal and write-down of long-lived assets (note 8)	(778)	(238)	(4,252)
Gain (loss) on sale of assets (note 3)	—	18,294	(23,051)
Equity in loss of associated companies	(7,029)	(3,738)	(2,175)

Loss before income taxes	(58,411)	(62,785)	(130,564)
Income taxes (note 14)	(1,417)	205	422

Loss from continuing operations	(56,994)	(62,990)	(130,986)
Loss from discontinued operations (note 2)	(124,143)	(23,993)	(44,421)

Net loss	(181,137)	(86,983)	(175,407)

Accumulated deficit, beginning of year	(750,247)	(663,264)	(487,857)

Accumulated deficit, end of year	$(931,384)	$(750,247)	$(663,264)

Basic loss per share from continuing operations	$(0.50)	$(0.53)	$(1.11)
Basic loss per share from discontinued operations	(1.10)	(0.20)	(0.37)

Basic loss per share	$(1.60)	$(0.73)	$(1.48)

Weighted average number of common shares outstanding	113,390,728	119,701,260	118,461,114

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Cash Flows
Years ended December 31,
(Expressed in thousands of U.S. dollars)

	2006	2005	2004

Cash provided by (used for):
Operating activities:
Net loss for the year	$(181,137)	$(86,983)	$(175,407)
Items not affecting cash:
Compensatory shares	7,983	5,483	5,091
Depreciation and amortization	23,131	29,234	45,313
Loss on disposal and write-down of long-lived assets from continuing operations	778	238	4,252
Loss on disposal and write-down of long-lived assets from discontinued operations (note 2)	112,124	7,549	13,426
Loss (gain) on sale of assets (note 3)	—	(18,294)	23,051
Equity in loss of associated companies	7,029	3,738	2,175
Other	(247)	(361)	(278)

	(30,339)	(59,396)	(82,377)

Changes in non-cash working capital:
Accounts receivable	(1,630)	(5,831)	5,744
Inventories	(2,040)	(998)	6,396
Prepaid expenses and other current assets	(100)	844	(229)
Accounts payable and accrued liabilities	(3,041)	666	(1,875)
Deferred revenue	1,358	(2,768)	(175)
Accrued warranty liabilities	(5,846)	(9,331)	852
Net current assets and liabilities held for sale (notes 2 & 3)	(1,032)	85	(6,593)

	(12,331)	(17,333)	4,120

Cash used by operations	(42,670)	(76,729)	(78,257)

Investing activities:
Net increase in short-term investments	(41,559)	(32,603)	(2,498)
Additions to property, plant and equipment	(8,735)	(6,613)	(7,087)
Additions to intangible assets	—	—	(411)
Proceeds on sale of long lived assets	3,368	485	529
Disposition of assets held for sale (notes 2 & 3)	(687)	21,458	—
Investments	(4,057)	(677)	(2,751)
Other long-term assets	78	2,689	(1,932)
Long-term liabilities	799	441	1,826

	(50,793)	(14,820)	(12,324)

Financing activities:
Net proceeds on issuance of share capital	5,943	50,668	1,234
Other	—	1,052	(4)

	5,943	51,720	1,230

Decrease in cash and cash equivalents	(87,520)	(39,829)	(89,351)
Cash and cash equivalents, beginning of year	148,919	188,748	278,099

Cash and cash equivalents, end of year	$61,399	$148,919	$188,748

Supplemental disclosure of cash flow information (note 16)
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Significant accounting policies:

	(a)	Description of business:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture and sale of proton exchange membrane (“PEM”) fuel cells.  The Corporation operates in three market segments:

• Power Generation: PEM fuel cell products and services for the residential co-generation, materials handling and back-up power markets; and

• Automotive: PEM fuel cell products and services for fuel cell vehicles; and

• Material Products: Carbon fiber products primarily for automotive transmissions, and gas diffusion layers (“GDL”) for PEM fuel cells.

The Corporation is based in Canada, with its head office, research and development and manufacturing facilities in Burnaby, British Columbia.  In addition, the Corporation has sales, research and development and manufacturing facilities in the United States (Dearborn, Michigan and Lowell, Massachusetts) and sales and customer service facilities in Nabern, Germany.

In December 2006, the Corporation signed an agreement to sell its electric drive business in Dearborn, Michigan, Ballard Power Systems Corporation (“BPSC”), a wholly owned subsidiary (note 2).

	(b)	Use of estimates:

The preparation of consolidated financial statements requires the Corporation’s management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and notes thereto.  Significant areas requiring management to make estimates include inventory valuation, product warranty obligations, valuation of investments, revenue recognition and recoverability of intangibles and goodwill.  Actual results could differ from those estimates.

	(c)	Basis of presentation:

The consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  Material measurement differences to United States GAAP are disclosed in note 18.  The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Significant accounting policies (cont’d):

	Percentage ownership

	2006	2005	2004

Ballard Advanced Materials Corporation	77.5%	77.5%	77.5%
Ballard Generation Systems Inc.	100.0%	100.0%	100.0%
Ballard GmbH	100.0%	100.0%	n/a
Ballard Material Products Inc.	100.0%	100.0%	100.0%
Ballard Power Corporation	100.0%	100.0%	100.0%
Ballard Power Systems AG (note 3)	—	—	50.1%
Ballard Power Systems Corporation (note 2)	100.0%	100.0%	100.0%

All significant intercompany balances and transactions have been eliminated.

(d)	Cash and cash equivalents:

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with maturities at the date of purchase of three months or less.  Interest earned and any market value losses are recognized immediately in the statement of operations.

(e)	Income taxes:

The Corporation follows the asset and liability method of accounting for income taxes.  Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards.  The resulting changes in the net future tax asset or liability are included in income.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date.  Future income tax assets are evaluated and if realization is not considered to be “more likely than not,” a valuation allowance is provided.

(f)	Investments:

Short-term investments, all of which are categorized as available-for-sale, are carried at the lower of cost and quoted market value.

Investments in shares of companies over which the Corporation has the ability to exercise significant influence are accounted for by the equity method.  Investments in companies where significant influence does not exist are carried at cost.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Significant accounting policies (cont’d):

	(g)	Inventories:

Inventories are recorded at the lower of cost and net realizable value.  Costs of materials are determined on an average per unit basis.  The cost of work-in-progress and finished goods inventories include materials, labour and production overhead. In establishing the appropriate provision for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market demand, technology and design, which would make inventory on hand obsolete.

	(h)	Property, plant & equipment:

Property, plant and equipment are initially recorded at cost and are amortized from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use, using the straight-line method over the estimated useful lives of the assets as follows:

Building	30 to 39 years
Computer equipment	3 to 7 years
Furniture and fixtures	5 to 13 years
Leasehold improvements	The shorter of initial term of the respective lease and estimated useful life
Production and test equipment	5 to 15 years

(i)	Intangible assets:

Fuel cell technology and system and subsystem technology acquired from third parties by the Corporation are recorded at cost and amortized using the straight-line method over their estimated useful lives of 5 to 15 years.  Intangible assets are tested for impairment when conditions exist which may indicate that the estimated future net cash flows from the asset will be insufficient to cover its carrying value.

(j)	Goodwill:

The excess of the purchase price of businesses acquired over the fair values assigned to identifiable assets acquired and liabilities assumed is recognized as goodwill in the Corporation’s consolidated financial statements and is assigned to reporting units of a market segment.

Goodwill is not subject to amortization but tested for impairment on an annual basis and the excess of the carrying value amount over the fair value of goodwill is charged to earnings.  As a result of the announced sale of Ballard Power Systems Corporation (“BPSC”), the Corporation recorded a write-down of goodwill of $103.4 million (note 2).  At year-end, the Corporation tested the remaining goodwill for impairment in each of the reporting units using a discounted cash flow methodology and determined that there was no further impairment to goodwill.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Significant accounting policies (cont’d):

	(k)	Revenue recognition:

The Corporation recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue from products is recognized when title passes to the customer and all revenue recognition criteria specified above is met.  Revenue from engineering services is recognized as services are rendered and predefined milestones are achieved or on the percentage of completion method of accounting. For contracts with multiple deliverables, the Corporation allocates revenue to each element of the contract based on objective evidence of the fair value of the element. Revenue from long-term fixed price service contracts is determined under the proportionate performance method where revenues are recognized on a pro-rata basis in the relation that contract costs incurred have to total contract costs.  Unbilled revenue (included in accounts receivable) represents revenue earned in excess of amounts billed on uncompleted contracts.  Deferred revenue represents cash received from customers in excess of revenue recognized on uncompleted contracts.

	(l)	Government assistance and investment tax credits:

Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets or credited against the related expense incurred in the statement of operations as determined by the terms and conditions of the agreements under which the assistance is provided to the Corporation or the nature of the expenditures which gave rise to the credits.  Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.

	(m)	Research and product development expenditures:

Research costs are expensed as they are incurred. Product development costs are expensed as incurred except when they meet specific criteria for deferral as set forth under Canadian GAAP.

	(n)	Patents and license agreements:

Costs incurred in establishing and acquiring patents and license agreements are expensed in the period incurred or acquired.

	(o)	Accrued warranty liabilities:

A provision for warranty costs is recorded on product sales at the time of shipment.  In establishing the accrued warranty liability, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Significant accounting policies (cont’d):

	(p)	Asset retirement obligations:

Legal obligations to retire tangible long-lived assets are recorded at fair value at acquisition with a corresponding increase in asset value.  These include assets leased under operating leases.  The liability is accreted over the life of the asset to fair value and the increase in asset value is depreciated over the remaining useful life of the asset.

	(q)	Employee future benefit plans:

The Corporation has a defined benefit pension plan covering employees in the United States.  In addition, the Corporation provides other retirement benefits for certain employees in the United States.  The benefits are based on years of service and the employee’s compensation level.  The Corporation accrues its obligations under employee benefit plans and the related costs, net of plan assets.  The cost of pensions earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees.  For the purpose of calculating the expected rate of return of plan assets, those assets have been valued at fair value.  The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. Any increase in the projected benefit obligation resulting from amendments affecting prior service is amortized on a straight-line basis over the remaining service period of active plan participants who are expected to receive benefits under the plan on the date the amendment is first recognized.  To the extent that the liability is not covered by assets of the plan nor reflected in the accrued pension cost, there is a transition asset or obligation to be recognized over a specified period in accordance with an amortization schedule.

	(r)	Translation of foreign currencies:

The measurement currency of the Corporation is the U.S. dollar.  Transactions in foreign currencies are translated at the exchange rate in effect at the transaction date.  Monetary assets and liabilities denominated in other than the measurement currency are translated at the exchange rates in effect at the balance sheet date.  The resulting exchange gains and losses are recognized in earnings.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Significant accounting policies (cont’d):

The Corporation accounts for forward foreign exchange contracts at their fair value on the balance sheet and recognizes the changes in the fair values as gains or losses in the period.

	(s)	Share-based compensation plans:

The Corporation uses the fair-value based method of accounting for share-based compensation for all awards of shares and share options granted on or after January 1, 2003.  The resulting compensation expense is charged to net income over the vesting period whereby the compensation expense is recognized when services are received with a corresponding increase to contributed surplus.  Prior to 2003, options granted to employees and directors were accounted for using the intrinsic value method of accounting for share-based compensation.  Accordingly, no compensation expense was recognized for such grants of options as the exercise price was equal to the market price of the share on the date of grant.

The Corporation issues shares and share options under its share-based compensation plans as described in note 12.  Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital.

	(t)	Loss per share:

Basic loss per share is computed using the weighted average number of common shares outstanding during the year.  Diluted loss per share has not been calculated, as the effects of outstanding stock-based compensation arrangements would be anti-dilutive.

	(u)	Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

2.	Announced Disposition of Ballard Power Systems Corporation:

On December 20, 2006, the Corporation announced it had signed an agreement to sell its electric drive business, BPSC, a wholly owned subsidiary, to a third party for proceeds of approximately $4 million, subject to purchase price adjustments.

As a result of the pending sale, the Corporation recorded a write-down of goodwill and long-lived assets of BPSC of $103.4 million and $7.3 million, respectively.  The final loss on the sale of BPSC is dependent on a number of variables, including changes in the Corporation’s net investment in BPSC and purchase price adjustments.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

2.	Announced Disposition of Ballard Power Systems Corporation (cont’d):

The results of operations of BPSC have been presented as discontinued operations in the current year and prior year figures have been restated.  The results of BPSC had previously been reported in both the Automotive and Power Generation segments.  The transaction closed on February 15, 2007 (see note 20), subject to certain closing conditions.

Net loss from discontinued operations is summarized as follows:

	2006	2005	2004

Revenues:
Product and service revenues	$4,778	$4,082	$5,983
Engineering development revenue	7,415	7,403	2,350

Total revenues from discontinued operations	$12,193	$11,485	$8,333

Loss from operating activities	$12,788	$23,993	$44,421
Loss on long-lived assets held for sale	111,355	—	—

Loss from discontinued operations	$124,143	$23,993	$44,421

Included in loss from operating activities for the year ended December 31, 2006 was $769,000 (2005 - $7,549,000; 2004 - $13,426,000) in loss on disposal and write-down of long-lived assets incurred as part of operations.

Included in the assets and liabilities held for sale are:

	2006	2005

Accounts receivable	$1,694	$1,385
Inventories	1,030	956
Prepaid expenses	226	225

Current assets held for sale	$2,950	$2,566

Property, plant and equipment	$3,586	$12,604
Intangible assets	—	3,143
Goodwill	—	103,413

Long-term assets held for sale	$3,586	$119,160

Accounts payable and accrued liabilities	$1,955	$2,586
Deferred revenue	112	108
Accrued warranty liabilities	515	536

Current liabilities held for sale	$2,582	$3,230

Long-term liabilities held for sale	$1,207	$1,101

3.	Disposition of Ballard Power Systems AG:

On August 31, 2005, the Corporation completed the sale of its interest in its German subsidiary, Ballard Power Systems AG (“BPSAG”), to DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”).  Under the terms of the acquisition agreement:

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Disposition of Ballard Power Systems AG (cont’d):

•

DaimlerChrysler and Ford acquired the Corporation’s 50.1% interest in BPSAG. In exchange, DaimlerChrysler and Ford returned to the Corporation an aggregate of 9.0 million of its common shares owned by them, valued at $73,800,000, based on the average quoted market price of the common shares around the July 8, 2004 announcement date of $8.20 per share.  These shares were then cancelled.  The return and cancellation of shares was recorded as a decrease in share capital of $93,076,000 at the historical weighted average share price and an increase in contributed surplus of $19,276,000.

•

A forward sale agreement, which committed the Corporation to purchase the remaining 49.9% interest in BPSAG from DaimlerChrysler, in exchange for the issuance of approximately 7.6 million of its common shares to DaimlerChrysler, was cancelled on August 31, 2005. As a result, BPSAG is now wholly owned by DaimlerChrysler and Ford.

•

The Corporation was reimbursed for BPSAG’s net operating expenses incurred between August 1, 2004 and the closing date of the transaction. This payment, net of other purchase price adjustments, was $29,328,000 and has been included as part of the gain recorded during the period.

	•	The Corporation received a royalty-free license to use all existing vehicular fuel cell support systems intellectual property owned by BPSAG for non-vehicular applications.

•

The Corporation released Ford from any future obligations under the Third Alliance Agreement relating to electric drives for internal combustion/battery hybrid vehicles in exchange for the return to the Corporation of approximately 3.0 million of its common shares owned by Ford valued at $12,500,000. The return and cancellation of shares was recorded as a decrease in share capital of $31,086,000 at the historical weighted average share price and an increase in contributed surplus of $31,086,000, as it was a non-monetary related party transaction.

•

The Corporation assigned to DaimlerChrysler certain service obligations of the Corporation under contracts for the supply and service of fuel cell bus engines for demonstration programs in China and Australia for consideration of $1,413,000.

During 2004, the Corporation recorded an estimated loss of $23,051,000 on the sale of BPSAG. This loss resulted from writing down the goodwill of BPSAG to the estimated proceeds to be received.  Due to the longer than expected time required

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Disposition of Ballard Power Systems AG (cont’d):

to complete the sale and the resultant reimbursement of BPSAG’s net operating expenses as set out above, a gain of $18,294,000 was recorded resulting in a net loss (2004 and 2005) on the sale of BPSAG of $4,757,000.  On closing, the Corporation ceased to consolidate the results of BPSAG.  The net proceeds on disposal were $95,841,000, which included the return to the Corporation of 9.0 million of its common shares that were held by DaimlerChrysler and Ford, valued at $73,800,000 and the receipt of cash for purchase price adjustments of $29,328,000, which were partly offset by $7,287,000 of disposal costs.

Proceeds on disposal	$73,800
Purchase price adjustments	29,328
Disposal costs	(7,287)

Net proceeds	95,841
Net investment in BPSAG as of August 31, 2005	77,547

Net gain on disposal	$18,294

4.	Accounts Receivable:

	2006	2005

Trade receivables	$14,106	$12,681
Other	805	600

	$14,911	$13,281

5.	Inventories:

	2006	2005

Materials	$10,576	$8,278
Work-in-progress	3,598	2,550
Finished goods	762	2,063

	$14,936	$12,891

6.	Property, plant and equipment:

2006	Cost	Accumulated depreciation	Net book value

Land	$4,803	$—	$4,803
Building	13,060	4,082	8,978
Computer equipment	17,554	13,082	4,472
Furniture and fixtures	5,287	4,686	601
Leasehold improvements	10,614	4,488	6,126
Production and test equipment	68,118	45,404	22,714

	$119,436	$71,742	$47,694

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

6.	Property, plant and equipment (cont’d):

2005	Cost	Accumulated depreciation	Net book value

Land	$4,803	$—	$4,803
Building	13,037	3,510	9,527
Computer equipment	16,545	12,098	4,447
Furniture and fixtures	5,325	4,462	863
Leasehold improvements	9,465	3,789	5,676
Production and test equipment	62,283	40,158	22,125

	$111,458	$64,017	$47,441

7.	Intangible assets:

2006	Cost	Accumulated depreciation	Net book value

Fuel cell technology	$79,908	$56,207	$23,701

2005	Cost	Accumulated depreciation	Net book value

Fuel cell technology	$79,908	$45,463	$34,445

8.	Investments:

Investments are comprised of the following:

	2006		2005

	Amount	Percentage ownership	Amount	Percentage ownership

EBARA BALLARD Corporation	$(6,230)	49.0%	$(2,454)	49.0%
QuestAir Technologies Inc.	—	—	3,919	7.4%
Advanced Energy Technology Inc.	5,104	2.5%	5,104	2.5%
Chrysalix Energy Limited Partnership	3,087	15.0%	2,283	15.0%

	$1,961		$8,852

EBARA BALLARD Corporation (“EBARA BALLARD”) is accounted for using the equity method.  During 2006, the Corporation made an additional investment of $8,511,000 (2005 - $5,760,000) in EBARA BALLARD, representing the Corporation’s proportionate share of financing by EBARA BALLARD’s shareholders.  The Corporation is committed to fund a total of $16,850,000 from 2007 to 2008.  In addition, the Corporation granted a license to certain intellectual property and manufacturing rights for consideration, net of withholding taxes, of $21,240,000 of which $5,310,000 was received in 2006 (2005 - $5,310,000).  This related party transaction is recorded against the investment in EBARA BALLARD.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

8.	Investments (cont’d):

QuestAir Technologies Inc. (“QuestAir”) was carried at cost. In 2006, the Corporation sold its ownership interest in QuestAir for proceeds of $3,301,000, which resulted in a loss of $618,000.  During 2004, a write-down of $2,503,000 was recorded to reflect other than temporary impairments in the carrying value of QuestAir.

In June 2001, the Corporation entered into a development and collaboration agreement with Advanced Energy Technology Inc. (“Advanced Energy”) that included the Corporation acquiring a 2.5% ownership interest.  Advanced Energy is carried at cost.

Chrysalix Energy Limited Partnership  (“Chrysalix”) is carried at cost.  During 2006, the Corporation made an additional investment of $804,000 (2005 - $133,000) and the Corporation is committed to fund a total of $784,000 from 2007 to 2010.

9.	Accounts payable and accrued liabilities:

	2006	2005

Trade accounts payable	$5,459	$5,083
Other liabilities	3,381	7,928
Compensation payable	10,496	9,020
Taxes payable	203	38

	$19,539	$22,069

10.	Long-term liabilities:

	2006	2005

Deferred revenue	$3,760	$3,760
Employee future benefit plans (note 11)	4,941	4,344
Asset retirement obligation	1,033	937

	$9,734	$9,041

In determining the fair value of the asset retirement obligations, the estimated cash flows have been discounted at 12% per annum.  The total undiscounted amount of the estimated cash flows required to settle the obligation is $3,382,000 as at December 31, 2006.  The obligation will be settled at the end of the term of the operating lease, which extends up to 13 years into the future.

11	Employee future benefit plans:

The Corporation maintains a defined benefit pension plan covering employees in the United States.  The benefits under the pension plan are based on years of service and salary levels.  Certain employees are also eligible for post-retirement healthcare, life insurance and other benefits.  The measurement date used to determine pension and other post-retirement benefit measures for the pension plan and the post-retirement benefit plan is December 31 of each year.  The most recent actuarial valuation of the pension plans for funding purposes was as of January 1, 2006.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

11.	Employee future benefit plans (cont’d):

Information about the Corporation’s employee future benefit plans, in aggregate, is as follows:

Defined benefit plan obligations:

	2006		2005

	Pension plans	Other benefit plans	Pension plans	Other benefit plans

Balance, beginning of year	$8,878	$4,308	$12,888	$2,427
Current service cost	752	306	962	314
Interest cost	487	208	630	207
Plan participant contributions	—	5	—	—
Benefits paid	(82)	(24)	(49)	(3)
Actuarial (gains) losses	(448)	(709)	280	1,363
Foreign exchange rate changes	—	—	(612)	—
Plan amendments	—	—	296	—
Settlements	—	—	(5,517)	—

Balance, end of year	$9,587	$4,094	$8,878	$4,308

Defined benefit plan assets:

	2006		2005

	Pension plans	Other benefit plans	Pension plans	Other benefit plans

Balance, beginning of year	$5,413	$—	$4,857	$—
Actual return on plan assets	629	—	546	—
Employer’s contributions	900	—	1,450	—
Benefits paid	(82)	—	(120)	—
Expenses paid	(13)	—	—	—
Foreign exchange rate changes	—	—	(139)	—
Settlements	—	—	(1,181)	—

Balance, end of year	$6,847	$—	$5,413	$—

The plan assets for the funded pension plans consist of:

	2006	2005

Asset Category:
Equity securities	74%	73%
Debt securities	26%	27%

Total	100%	100%

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

11.	Employee future benefit plans (cont’d):

Reconciliation of the funded status of the benefit plans:

	2006		2005

	Pension plans	Other benefit plans	Pension plans	Other benefit plans

Fair value of plan assets	$6,847	$—	$5,413	$—
Accrued benefit obligation	9,587	4,094	8,878	4,308

Funded status – deficit	(2,740)	(4,094)	(3,465)	(4,308)
Unamortized net actuarial loss	1,015	878	1,768	1,546

Accrued benefit liability	$(1,725)	$(3,216)	$(1,697)	$(2,762)

The accrued benefit liability as at December 31, 2006, included as part of long-term liabilities, is $1,725,000 (2005 - $1,706,000) for pension plans and $3,216,000 (2005 - $2,638,000) for the other benefit plans.  For the year ended December 31, 2006, $915,000 (2005 - $1,660,000) of defined benefit cost was recorded for the pension obligations and $597,000 (2005 - $470,000) was recorded for other benefit plans in the consolidated statement of operations. The elements of the defined benefit costs recognized for the years ended December 31, 2006 and 2005 are:

	2006		2005

	Pension plans	Other benefit plans	Pension plans	Other benefit plans

Current service cost	$752	$306	$962	$314
Interest cost	487	208	630	207
Actual return on plan assets	(629)	—	(546)	—
Actuarial (gains) losses	(448)	—	280	—

Elements of employee future benefit costs before adjustments	$162	$514	$1,326	$521

Adjustments to recognize the long-term nature of employee future benefit costs:
Differences between expected and actual return on plan assets for year	220	—	222	—
Difference between actuarial loss recognized for year and actuarial loss on accrued benefit obligation for year	448	—	(269)	—
Amortization of transition obligation	—	—	296	—
Amortization of loss	85	50	76	77

Defined benefit costs recognized	$915	$564	$1,651	$598

Total cash payments for employee future benefits for the year ended December 31, 2006, consisting of cash contributed by the Corporation to its funded pension plans was $900,000 (2005 - $1,450,000).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

11.	Employee future benefit plans (cont’d):

The significant actuarial assumptions adopted in measuring benefit obligations at December 31, 2006 and 2005 were as follows:

	2006		2005

	Pension plans	Other benefit plans	Pension plans	Other benefit plans

Discount rate	5.8%	5.8%	5.5%	5.5%
Rate of compensation increase	3.3%	3.0 – 7.0%	3.4%	3.0 – 7.0%

The significant actuarial assumptions adopted in determining net cost for the years ended December 31, 2006 and 2005 were as follows:

	2006		2005

	Pension plans	Other benefit plans	Pension plans	Other benefit plans

Discount rates	5.5%	5.8%	5.8%	5.5%
Expected long-term rate of return on plan assets	7.0%	n/a	7.0%	n/a
Rate of compensation increase	3.4%	3.0 – 7.0%	3.5%	3.0 – 7.0%

The assumed health care cost trend rates applicable to the other benefit plans at December 31, 2006 and 2005 were as follows:

	2006	2005

Initial medical health care cost trend rate	11.0%	12.0%
Initial dental health care cost trend rate	7.0%	7.0%
Cost trend rate declines to medical and dental	5.0%	5.0%
Year that the medical rate reaches the rate it is assumed to remain at	2015	2015
Year that the dental rate reaches the rate it is assumed to remain at	2009	2009

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.  A one-percentage-point change in assumed health care cost trend rates would have the following effects for the years ended December 31, 2006 and 2005:

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

11.	Employee future benefit plans (cont’d):

	2006	2005

Effect on total service cost and interest cost components for the year:
- One-percentage point increase	$126	$112
- One-percentage point decrease	$(83)	$(88)
Effect on accumulated post-retirement benefit obligation at year end:
- One-percentage point increase	$751	$863
- One-percentage point decrease	$(595)	$(684)

Subsequent to December 31, 2006, due to the sale of BPSC, changes were made to benefits accruing to employees under both the pension and other benefit plans (note 20).

12.	Share capital:

	(a)	Authorized:

Unlimited number of common shares, voting, without par value.

Unlimited number of preferred shares, issuable in series, 1 Class A and 1 Class B share, convertible, redeemable and non-voting.

	(b)	Issued:

	2006		2005		2004

	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount

Common shares:
Balance, beginning of year	112,750,113	$1,161,281	118,778,844	$1,231,689	118,187,877	$1,227,079
Issued for cash (net of issue costs)	1,022,549	5,909	5,461,723	50,668	—	—
Cancelled upon disposition of assets held for sale (note 3)	—	—	(12,005,892)	(124,162)	—	—
Options exercised	5,249	34	—	—	204,617	1,234
Share distribution plan (notes 12(d), (g))	434,664	2,554	515,438	3,086	386,350	3,376

Balance, end of year	114,212,575	1,169,778	112,750,113	1,161,281	118,778,844	1,231,689

Class A share:
Balance, beginning and end of year	1	—	1	—	1	—
Class B share:
Balance, beginning and end of year	1	—	1	—	1	—

Total shares, end of year	114,212,577	$1,169,778	112,750,115	$1,161,281	118,778,846	$1,231,689

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.	Share capital (cont’d):

	(c)	Share option plans:

The Corporation currently has options outstanding from four share option plans.  All directors, officers and employees of the Corporation and its subsidiaries are eligible to participate in the share option plans, although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in both Canadian and U.S. dollars, depending on the residency of the recipient.  Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes.

		(i)	2002 Share Option Plan:

At December 31, 2006, options to purchase 2,316,996 common shares were outstanding.  These options, when vested under the terms of the plan, are exercisable at prices ranging between $4.97 and $24.91 per common share.  Options to purchase an additional 1,572,670 common shares may be granted in future years under this plan. All options have a term of ten years from the date of grant unless otherwise determined by the board of directors.  One-third of the options vest and may be exercised at the beginning of each of the second, third and fourth years after granting.

		(ii)	2000 Share Option Plan:

At December 31, 2006, options to purchase 2,165,657 common shares were outstanding.  These options, when vested under the terms of the plan, are exercisable at prices ranging between $12.60 and $164.76 per common share.  Options to purchase an additional 1,263,377 common shares may be granted in future years under this plan.  All options have a term of ten years from the date of grant unless otherwise determined by the board of directors.  Options to purchase 303,700 common shares vest and may be exercised in the third year after granting.  Options to purchase 95,000 common shares vest and may be exercised in the fourth year after granting.  Of the remaining options, one-third vest and may be exercised at the beginning of each of the second, third and fourth years after granting.

		(iii)	1997 Share Option Plan:

At December 31, 2006, options to purchase 1,326,084 common shares were outstanding.  These options, when vested under the terms of the plan, are exercisable at prices ranging between $6.50 and $164.76 per common share.  There are no remaining options that may be granted in future years under this plan.  All options have a term of ten years from the date of grant unless otherwise determined by the board of directors.  One-third of the options vest and may be exercised at the beginning of each of the second, third and fourth years after granting.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.	Share capital (cont’d):

	(iv)	1995 Share Option Plan:

At December 31, 2006, options to purchase 32,121 common shares were outstanding and exercisable at a price of $10.14 per common share.  There are no remaining options that may be granted in future years under this plan. All options have a term of ten years from the date of grant.  One-third of the options vest and may be exercised at the beginning of each of the first, second and third years after granting.

Share options:

	Options for common shares	Weighted average exercise price

Balance, December 31, 2003	7,284,790	$42.01
Options granted	532,152	11.21
Options exercised	(204,617)	6.18
Options cancelled	(1,073,958)	45.22

Balance, December 31, 2004	6,538,367	42.97
Options granted	779,250	6.48
Options cancelled	(2,359,841)	40.78

Balance, December 31, 2005	4,957,776	39.83
Options granted	1,318,500	6.08
Options exercised	(5,249)	6.40
Options cancelled	(430,169)	27.35

Balance, December 31, 2006	5,840,858	$33.17

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2006:

	Options outstanding			Options exercisable

	Number outstanding	Weighted average remain- ing contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

Range of exercise price

$4.97 - $10.14	2,051,930	8.6	$6.47	346,596	$7.91
$10.41 – $15.70	843,178	6.6	12.33	737,604	12.44
$24.91 - $32.61	1,202,550	4.7	25.72	1,202,550	25.72
$33.90 – $45.70	675,025	3.8	36.82	675,025	36.82
$56.64 – $75.95	570,375	4.2	61.33	570,375	61.33
$99.12– $164.76	497,800	3.3	159.33	497,800	159.33

	5,840,858	6.1	$33.17	4,029,950	$45.16

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.	Share capital (cont’d):

As outlined in note 1(s), the Corporation uses the fair-value based method for recording employee and director share option grants. During 2006, compensation expense of $3,278,000 (2005 - $3,253,000; 2004 - $3,296,000) was recorded in net income as a result of fair value accounting for share options granted after the adoption of the fair-value method. The share options granted during the year had a weighted average fair value of $3.86 (2005 - $3.95; 2004 - $6.72) and vesting periods of three years.

Pro-forma disclosure is required to reflect the impact on the Corporation if it had elected to adopt the fair value method of accounting from inception of the standard, being January 1, 2002.  As at December 31, 2005, all stock options granted prior to December 31, 2002 had been fully vested; therefore, no pro forma information is required for the year ended December 31, 2006.  For years ended December 31, 2005 and 2004, if computed fair values of the options had been amortized to expense over their vesting periods, the net loss and net loss per share would have been:

	2005	2004

Net loss	$86,983	$175,407
Compensation charge related to options granted	6,195	16,515

Pro-forma net loss	$93,178	$191,922

Pro-forma basic loss per share	$0.78	$1.62

The fair values of the options granted were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	2006	2005	2004

Expected life	7 years	7 years	7 years
Expected dividends	Nil	Nil	Nil
Expected volatility	59%	60%	63%
Risk-free interest rate	4%	4%	4%

(d)	Share distribution plans:

The Corporation has share distribution plans that permit the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and encourage future contribution to the Corporation.  At December 31, 2006, there were 3,637,450 shares available to be issued under these plans.

Compensation expense of $5,001,000 was charged against income during the year ended December 31, 2006 (2005 - $3,036,000; 2004 - $1,389,000) for shares distributed and to be distributed under the plans.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.	Share capital (cont’d):

	(e)	Option exchange plan:

The BGS share exchange plan was amended to an option exchange plan during 2003.  Before the amendment, under the plan, holders of BGS options  automatically exchanged shares of BGS acquired on the exercise of BGS options for a specified number of common shares of the Corporation.  The amended exchange plan replaces the BGS options with options to purchase common shares of the Corporation.  As at December 31, 2006, options to purchase 53,492 common shares of the Corporation were outstanding.  All options have a term of ten years from the date of grant.

	(f)	Class A and Class B shares:

(i) Class A share:

This share is convertible, redeemable and non-voting except for the right to elect a number of directors based on the common shareholdings of the Corporation held by DaimlerChrysler.

(ii) Class B share:

This share is convertible, redeemable and non-voting except for the right to elect a number of directors based on the common shareholdings of the Corporation held by Ford.

	(g)	Deferred Share Units:

Deferred share units (“DSUs”) are granted to the board of directors and executives.  Eligible directors may elect to receive all or part of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs.  Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation.  Shares will be issued from the Corporation’s share distribution plans.  As at December 31, 2006, 184,825 DSUs were issued and outstanding, and $387,000 (2005 - $381,000; 2004 - $406,000) of compensation expense was recorded.

	(h)	Restricted Share Units:

Restricted share units (“RSUs”) are granted to employees.  The RSUs vest after a specified number of years from the date of issuance and, under certain circumstances, are contingent on achieving specified performance criteria.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.	Share capital (cont’d):

Each RSU is convertible into one common share.  Shares will be issued from the Corporation’s share distribution plans.  As at December 31, 2006, 620,363 RSUs were issued and outstanding and $1,233,000 (2005 $505,000; 2004 - nil) of compensation expense was recorded.

13.	Commitments, guarantees and contingencies:

At December 31, 2006, the Corporation is committed to payments under operating leases as follows:

2007	$2,356
2008	2,221
2009	2,054
2010	1,627
2011	1,613
Thereafter	13,479

Total minimum lease payments	$23,350

The Corporation has agreed to pay royalties in respect of sales of fuel cell-based stationary power products under two development programs with certain Canadian government agencies.  The total combined royalty is limited in any year to 4% of revenue from such products.  Under the Utilities Development Program (Phase 1) with the Governments of Canada and British Columbia, the royalty is at a rate of 4% commencing in 1998 to a maximum equal to the original amount of the government contributions of $9,184,000 (CDN$10,702,000).  Under the terms of the Utilities Development Program (Phase 2) with Technology Partnerships Canada (“TPC”) entered into during 1997, the Corporation has agreed to pay a 4% royalty on future revenue from fuel cell based stationary power products up to $32,892,000 (CDN$38,329,000) in exchange for a contribution of $25,195,000 (CDN$29,360,000) representing 32% of costs incurred in the development and demonstration of a 250 kW natural gas PEM stationary power generator.  Ballard has agreed to pay TPC royalties on fuel cell-based stationary power product revenues from January 1, 2001 onwards.

During 2006, the Corporation made payments of $2,217,000 (CDN$2,530,000) (2005 – nil; 2004 - $1,802,000 (CDN$2,320,000)) to TPC, representing royalty payments and 32% of the proceeds on disposition of equipment originally acquired as part of the 250 kW natural gas PEM fuel cell stationary power generator demonstration. These amounts reduce the total recoverable amount to TPC described above.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13.	Commitments, guarantees and contingencies (cont’d):

Original maximum recoverable amount under Phase 1 and 2	CDN	$49,031
Prior year payments applied		(2,320)

Maximum recoverable amount, December 31, 2004		46,711
2005 payments		—

Maximum recoverable amount, December 31, 2005		46,711
2006 payments		(2,530)

Maximum recoverable amount, December 31, 2006	CDN	$44,181

Maximum recoverable amount, December 31, 2006	US	$37,914

The Corporation has issued a letter of credit in the amount of $1,195,000 (2005 - $1,194,000) related to a lease agreement for premises.

At December 31, 2006, the Corporation has outstanding commitments aggregating up to a maximum of $805,000 (2005 - $664,000) relating primarily to purchases of property, plant and equipment.

The Corporation is also committed to make future investments in EBARA BALLARD and Chrysalix (note 8).

14.	Income taxes:

The Corporation’s effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for manufacturing and processing companies.  The principal factors causing the difference are as follows:

	2006	2005	2004

Loss before income taxes	$(182,554)	$(86,778)	$(174,985)

Expected tax recovery at 34.1% (2005–34.9%; 2004–35.6%)	$(62,287)	$(30,259)	$(62,295)
Increase (reduction) in income taxes resulting from:
Non-taxable portion of capital loss	2,201	30,124	—
Non-deductible expenses	866	953	1,009
Investment tax credits earned	(10,286)	(13,847)	(16,174)
Financing costs of other years	(97)	(99)	(1,765)
Foreign tax rate differences	(692)	(701)	(1,513)
Gain (loss) on assets held for sale	38,205	(6,383)	8,206
Losses and other deductions for which no benefit has been recorded	32,090	20,212	72,532

Income tax expense	—	—	—
Large corporations tax	(1,417)	205	422

Income taxes	$(1,417)	$205	$422

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

14.	Income taxes (cont’d):

The Corporation has available to carry forward the following as at December 31:

	2006	2005

Canadian scientific research expenditures	$503,431	$470,934
Canadian losses from operations	81,818	83,100
Canadian capital losses	204,753	192,560
Canadian investment tax credits	141,053	131,954
German losses from operations for corporate tax purposes	592	704
U.S. federal losses from operations	112,504	104,132
U.S. capital losses	90,524	90,524

The Canadian scientific research expenditures and capital losses may be carried forward indefinitely.  The German losses from operations may be used to offset future taxable income in Germany for corporate tax and trade tax purposes and may be carried forward indefinitely.  The U.S. losses from operations may be used to offset future U.S. taxable income and expire over the period from 2009 to 2026.  The Canadian losses from operations may be used to offset future Canadian taxable income and expire over the period from 2008 to 2026.

Subsequent to December 31, 2006, all tax losses associated with BPSC will be included in the sale transaction (note 20).

The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire as follows:

2008	$837
2009	7,466
2010	16,800
2011	26,783
2012	26,280
2013	26,852
2014	14,439
2015	12,010
2016	3,424
2026	6,162

$141,053

The following sets forth the tax effect of temporary differences that give rise to future income tax assets and liabilities:

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

14.	Income taxes (cont’d):

	2006	2005

Future income tax assets:
Scientific research expenditures	$156,063	$160,683
Investment in associated companies	1,324	3,803
Accrued warranty liabilities	1,834	5,966
Share issuance costs	2	99
Losses from operations carried forward	66,515	66,706
Capital losses	67,946	69,060
Investment tax credits	115,784	100,131
Non-deductible accounting allowances	366	341
Property, plant and equipment and intangible assets	26,415	21,928

Total future income tax assets	436,249	428,717
Less valuation allowance:
- Canada	(351,892)	(353,662)
- U.S.	(84,201)	(74,869)
- Germany	(156)	(186)

Net future income taxes	$—	$—

15.	Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, together with its subsidiaries and affiliates, and the Corporation’s equity accounted investee.  The revenue and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties which are in accordance with normal trade practices.

	2006	2005

Balances with related parties:
Accounts receivable	$11,452	$10,982
Accounts payable	367	1,198

	2006	2005	2004

Transactions during the year with related parties:
Revenues from products, engineering services and engineering development	$41,363	$32,890	$46,898
Purchases	899	792	1,759
Contract research and development expenditures	—	268	768

In 2005, the Corporation completed the sale of its interest in BPSAG to DaimlerChrysler and Ford (note 3) and in addition to transactions in the normal course of business, granted a license to EBARA BALLARD (note 8).

In 2004, the Corporation acquired intellectual property from DaimlerChrysler for cash consideration of $388,000 and accrued costs of $1,116,000.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16.	Supplemental disclosure of cash flow information:

	2006	2005	2004

Income taxes paid	—	$145	$289
Non-cash financing and investing activities:
Compensatory shares	$2,220	$2,510	$3,526
Accrued disposition costs (note 3)	—	2,341	—
Shares cancelled from disposition of assets held for sale (note 3)	—	73,800	—
Shares cancelled upon release of Ford from certain future obligations (note 3)	—	12,500	—
Acquired intellectual property accrued in other liabilities (note 15)	—	—	1,116

17.	Segmented financial information:

The Corporation’s business operates in three market segments: Power Generation, Automotive, and Material Products. The Corporation designs, develops, manufactures and sells PEM fuel cell products for the Power Generation and Automotive market segments. The Corporation’s Material Products segment designs, develops, manufactures and sells carbon fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion layer materials for the PEM fuel cell industry.  Segmented information excludes amounts reported as discontinued operations.

Segment revenues and segment loss represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product revenues and expenses for which management is held accountable.  Segment expenses include research and product development costs directly related to individual segments.  Costs associated with shared services and other costs are allocated based on headcount and square footage. Corporate amounts  include  expenses  for  research  and  product development, marketing and general and administrative, which apply generally across all segments and are reviewed separately by senior management.  A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property are common across the segments. Therefore, management does not classify asset information on a segmented basis.  Instead, performance assessments of these assets and related resource allocations are done on a company-wide basis.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

17.	Segmented financial information (cont’d):

	2006	2005	2004

Total revenues
Power Generation	$13,286	$7,037	$3,552
Automotive	25,080	23,512	56,512
Material Products	11,457	11,699	12,976

	$49,823	$42,248	$73,040

Segment income (loss) for the year (1)
Power Generation	$1,911	$(752)	$(9,046)
Automotive	(241)	(9,581)	(12,546)
Material Products	(257)	(1,254)	(177)

Total	1,413	$(11,587)	$(21,769)
Corporate amounts
Research and product development	(25,070)	(37,004)	(37,968)
General and administrative	(13,262)	(15,461)	(14,161)
Marketing and business development	(7,226)	(6,241)	(6,552)
Depreciation and amortization	(16,391)	(18,033)	(23,777)
Investment and other income	9,932	11,223	3,141
Loss on disposal and write-down of long-lived assets	(778)	(238)	(4,252)
Gain (loss) on sale of assets	—	18,294	(23,051)
Equity in loss of associated companies	(7,029)	(3,738)	(2,175)

Loss from continuing operations before income tax	$(58,411)	$(62,785)	$(130,564)

(1) Research and product development costs directly related to segments are included in segment income (loss) for the year.

As at December 31, 2006 and 2005, goodwill was allocated $46,291,000 to the Power Generation segment, $3,805,000 to the Automotive segment and $1,815,000 to the Material Products segment.

In 2006, revenues from the Power Generation segment included sales to one customer that exceeded 10% of total revenue in the amount of $9,701,000.  Revenues for the Automotive segment included sales to one customer of $15,839,000.  Revenues for the Material Products segment included sales to one customer of $6,840,000.

In 2005, revenues from the Power Generation segment included sales to one customer that exceeded 10% of total revenue in the amount of $5,113,000. Revenues for the Automotive segment included sales to each of two customers of $11,857,000 and $6,177,000.  Revenues for the Material Products segment included sales to one customer of $8,380,000.

In 2004, revenues from the Automotive segment included sales to one customer that exceeded 10% of total revenue in the amount of $33,968,000.  Revenues for the Material Products segment included sales to one customer of $8,999,000.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

17.	Segmented financial information (cont’d):

Revenues and capital asset information by geographic area, as at and for the years ended December 31, is as follows:

	2006		2005		2004

	Revenues	Property, plant and equipment and goodwill	Revenues	Property, plant and equipment and goodwill	Revenues	Property, plant and equipment and goodwill(1)

Canada	$1,305	$38,997	$328	$88,495	$205	$92,518
U.S.	17,041	60,471	24,652	10,689	25,890	11,410
Japan	10,344	—	6,807	—	10,414	—
Germany	19,567	137	9,297	168	28,279	52,399
Other countries	1,566	—	1,164	—	8,252	—

	$49,823	$99,605	$42,248	$99,352	$73,040	$156,327

(1) Excludes assets associated with announced disposition of BPSC which has been presented as discontinued operations.

Revenues are attributed to countries based on customer location.

18.	Differences between Canadian and United States accounting principles and practices:

These consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles and practices that the Corporation would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (“U.S. GAAP”).

(a)

Prior to the acquisition of BPSAG, under Canadian GAAP, the Corporation’s carrying value of its investment in BPSAG included the value of intellectual property transferred to BPSAG.  Under U.S. GAAP, this intellectual property is not recorded by BPSAG.

In 2001, the Corporation increased its ownership in BPSAG to 50.1% and commenced consolidating BPSAG instead of recording the investment under the equity method.  As a result of the difference in accounting for intellectual property discussed above, under U.S. GAAP the amount of intellectual property and minority interest recognized on the acquisition of BPSAG decreased and goodwill increased as compared to the amounts recorded under Canadian GAAP.  Accordingly, under U.S. GAAP, the amount of amortization of intangible assets was decreased.  In 2002, losses of BPSAG exceeded the minority interest under U.S. GAAP and the excess was recorded as an additional loss.

In 2005, as a result of the sale of the Corporation’s interest in BPSAG, the gain on assets held for sale reflects the cumulative effect of this difference under U.S. GAAP.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18.	Differences between Canadian and United States accounting principles and practices (cont’d):

(b)

Under Canadian GAAP, in-process research and development is amortized over its remaining useful life, which has been estimated as five years.  Under U.S. GAAP, in-process research and development is written off immediately if it does not have any other alternative uses.  Given the immediate write-off of the in-process research and development, there is no future income tax liability recorded for the amount.  In 2005, as a result of the sale of the Corporation’s interest in BPSAG, the gain on assets held for sale reflects the cumulative effect of this U.S. GAAP difference as it is related to the in-process research and development of BPSAG.

(c)

Under Canadian GAAP, the adoption of the U.S. dollar in 2001 as the presentation and measurement currency was implemented by translating all prior year financial statement amounts at the foreign exchange rate on December 31, 2001.  Under U.S. GAAP, a change in presentation and measurement currency is implemented retroactively, such that prior period financial statements are translated under the current rate method using foreign exchange rates in effect on those dates.  As a result, there is a difference in the share capital, additional paid-in capital, accumulated deficit and accumulated other comprehensive income amounts under U.S. GAAP as compared to Canadian GAAP.

(d)

Under Canadian GAAP, the Corporation has accounted for funding received in prior years under the TPC agreement in accordance with specific pronouncements on accounting for government assistance by reducing research and product development expenses, cost of revenues, inventory and capital assets by the amount of the funding received. Under U.S. GAAP, there are no authoritative accounting standards addressing the various types of government assistance programs.  Since the TPC funding combines the characteristics of a grant with some characteristics of a debt instrument, the Corporation has recorded the entire funding as long-term debt under U.S. GAAP.  In addition, the U.S. GAAP liability is a Canadian dollar denominated liability and, as a result, foreign exchange gains and losses are incurred.

(e)

Under Canadian GAAP, the Corporation is required to account for gains and losses on the issuance of shares by a subsidiary or other entity which the Corporation accounts for on an equity basis, as a component of income.  Under U.S. GAAP, the effect of such dilution gains are recorded in equity, as an increase in paid-in capital rather than as income.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18.	Differences between Canadian and United States accounting principles and practices (cont’d):

(f)

Prior to 2002, under Canadian GAAP, no compensation expense was recorded for employee share option plans under the intrinsic value method.  The option exchange plan (note 12 (e)) was accounted for as a variable option plan under U.S. GAAP.  Prior to the Corporation’s 100% acquisition of BGS in 2003, minority interest under U.S. GAAP included the minority interest’s percentage share of compensation expense under variable plan accounting.  The balance of the purchase price allocated to goodwill from the acquisition of the minority interest in BGS reflects this difference under U.S. GAAP.

(g)

Under Canadian GAAP, short-term investments are carried at the lower of cost and fair market value.  Under U.S. GAAP, the short-term investments are classified as available-for-sale and are carried at fair market value.  Unrealized holding gains and losses related to the short-term instruments are reflected as a separate component of shareholders’ equity.

(h)

Under Canadian GAAP, investments where no significant influence exists are accounted for using the cost method.  Under U.S. GAAP, investments in limited partnerships such as Chrysalix are accounted for using the equity method.

(i)

Under Canadian GAAP, the funded status of the Corporation’s defined benefit plans is recognized either through a pension liability or asset or as an unrecognized transition asset or obligation which is to be recognized over a specified period in accordance with an amortization schedule.

Under U.S. GAAP, effective for the Corporation’s December 31, 2006 year end financial statements, Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132-R” (SFAS No. 158) requires an entity to recognize in its balance sheet the funded status of its defined benefit pension and post-retirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS No. 158 also requires an entity to recognize changes in the funded status of a defined benefit pension and post-retirement plan within accumulated other comprehensive income, net of tax, to the extent such changes are not recognized in earnings as components of periodic net benefit cost.

(j)

Under Canadian GAAP, assets and liabilities held for sale are presented separately on the balance sheet classified as current and non-current.  Under U.S. GAAP, non-current assets and liabilities held for sale are classified as current when the sale is expected to be completed within one year.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18.	Differences between Canadian and United States accounting principles and practices (cont’d):

	(k)	Under U.S. GAAP, no sub-total would be provided in the operating section of the consolidated statement of cash flows.

Under U.S. GAAP, these differences would have been reported in the consolidated balance sheets, consolidated statements of operations and accumulated deficit, consolidated statements of cash flows and consolidated statements of shareholders’ equity as follows:

Consolidated balance sheets:

	2006			2005

	Canadian GAAP	Difference	U.S. GAAP	Canadian GAAP	Difference	U.S. GAAP

Current assets:
Cash and cash equivalents	$61,399	$—	$61,399	$148,919	$—	$148,919
Short-term investments	125,673	—	125,673	84,114	—	84,114
Accounts receivable	14,911	—	14,911	13,281	—	13,281
Inventories	14,936	—	14,936	12,891	—	12,891
Prepaid expenses	1,284	—	1,284	1,184	—	1,184
Current assets held for sale (j)	2,950	3,586	6,536	2,566	117,785	120,351

	221,153	3,586	224,739	262,955	117,785	380,740
Property, plant and equipment	47,694	—	47,694	47,441	—	47,441
Intangible assets	23,701	—	23,701	34,445	—	34,445
Goodwill (f)	51,911	490	52,401	51,911	490	52,401
Investments (h)	1,961	(472)	1,489	8,852	(397)	8,455
Long-term assets held for sale (b)(j)	3,586	(3,586)	—	119,160	(119,160)	—
Other long-term assets	32	—	32	110	—	110

	$350,038	$18	$350,056	$524,874	$(1,282)	$523,592

Current liabilities:
Accounts payable and accrued liabilities	$19,539	$—	$19,539	$22,069	$—	$22,069
Deferred revenue	1,814	—	1,814	703	—	703
Accrued warranty liabilities	10,069	—	10,069	15,915	—	15,915
Current liabilities held for sale (j)	2,582	1,207	3,789	3,230	1,101	4,331

	34,004	1,207	35,211	41,917	1,101	43,018
Long-term liabilities (d) (i)	9,734	39,563	49,297	9,041	36,304	45,345
Long-term liabilities held for sale (j)	1,207	(1,207)	—	1,101	(1,101)	—

	44,945	39,563	84,508	52,059	36,304	88,363
Shareholders’ equity:
Share capital (c)	1,169,778	119,583	1,289,361	1,161,281	119,583	1,280,864
Additional paid-in capital (c)(e)	66,935	86,929	153,864	62,017	86,929	148,946
Accumulated deficit	(931,384)	(168,602)	(1,099,986)	(750,247)	(168,459)	(918,706)
Accumulated other comprehensive income (c)(i)	(236)	(77,455)	(77,691)	(236)	(75,639)	(75,875)

Shareholders’ equity	305,093	(39,545)	265,548	472,815	(37,586)	435,229

	$350,038	$18	$350,056	$524,874	$(1,282)	$523,592

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18.	Differences between Canadian and United States accounting principles and practices (cont’d):

Consolidated statements of operations:

	2006	2005	2004

Loss under Canadian GAAP	$(181,137)	$(86,983)	$(175,407)
Research and development (d)	(1,424)	469	3,033
Amortization of intangible assets (a)(b)	1,375	1,500	6,010
Gain on sale of assets (a)(b)(c)	—	20,709	—
Foreign exchange loss (d)	(19)	(1,154)	(2,663)
Equity in loss in associated companies (h)	(75)	(139)	(130)

Net loss under U.S. GAAP	(181,280)	(65,598)	(169,157)
Other comprehensive income:
Change in unrealized holding gains arising during the year (g)	—	(120)	(204)
Adjustment to apply FAS 158 (i)	(1,816)	—	—
Cumulative translation adjustment (c)	—	(3,145)	—

Comprehensive loss in accordance with U.S. GAAP	$(183,096)	$(68,863)	$(169,361)
Basic and diluted loss per share, U.S. GAAP	$(1.60)	$(0.55)	$(1.43)

Consolidated statements of cash flows:

	2006	2005	2004

Cash used for operating activities under Canadian GAAP and U.S. GAAP (k)	$(42,670)	$(76,729)	$(78,257)

Cash used in investing activities under Canadian GAAP and U.S. GAAP	$(50,793)	$(14,820)	$(12,324)

Cash provided by financing activities under Canadian GAAP and U.S. GAAP	$5,943	$51,720	$1,230

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18.	Differences between Canadian and United States accounting principles and practices (cont’d):

Consolidated statements of shareholders’ equity:

	Share capital	Additional paid-in capital	Accumulated deficit	Accumulated other compre- hensive income	Total shareholders’ equity

Balance, December 31, 2003	$1,346,662	$89,646	$(683,951)	$(72,406)	$679,951

Net Loss	—	—	(169,157)	—	(169,157)
Change in unrealized holding gains arising during the year	—	—	—	(204)	(204)
Options exercised	1,234	—	—	—	1,234
Share distribution plan	3,376	4,185	—	—	7,561

Balance, December 31, 2004	1,351,272	93,831	(853,108)	(72,610)	519,385

Net Loss	—	—	(65,598)	—	(65,598)
Change in unrealized holding gains arising during the year	—	—	—	(120)	(120)
Cumulative translation adjustment	—	—	—	(3,145)	(3,145)
Issuance of common shares for cash (net of issue costs)	50,668	—	—	—	50,668
Cancellation of common shares upon disposition of assets held for sale	(124,162)	50,362	—	—	(73,800)
Share distribution plan	3,086	3,701	—	—	6,787
Other	—	1,052	—	—	1,052

Balance, December 31, 2005	1,280,864	148,946	(918,706)	(75,875)	435,229

Net Loss	—	—	(181,280)	—	(181,280)
Adjustment to apply FAS 158	—	—	—	(1,816)	(1,816)
Issuance of common shares for cash (net of issue costs)	5,909	—	—	—	5,909
Options exercised	34	—	—	—	34
Share distribution plan	2,554	4,918	—	—	7,472

Balance, December 31, 2006	$1,289,361	$153,864	$(1,099,986)	$(77,691)	$265,548

19.	Financial instruments:

At December 31, 2006 and 2005, the fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.  Short-term investments have a fair value of $125,673,000 as at December 31, 2006 (2005 - $84,114,000).  The fair value of investments accounted on the cost basis is not practical to determine because not all of the investments are publicly traded.

Periodically, the Corporation enters into forward foreign exchange contracts to manage exposure to currency rate fluctuations.  At December 31, 2006, the Corporation had no forward foreign exchange contracts outstanding.

The Corporation actively manages its exposure to credit risk by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts, and continually monitors these exposures.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20.	Subsequent event:

On February 15, 2007, the Corporation completed the sale of its electric drive business, BPSC (note 2).  At closing, the Corporation received proceeds of approximately $4 million, subject to final purchase price adjustments, in exchange for substantially all of BPSC’s operations and assets and liabilities except employee future benefit plans which will be retained by the Corporation.  Upon closing, employees of BPSC will no longer accrue future service costs associated with the pension plan and will no longer be eligible for post-retirement health benefits.  As a result of these changes to the employee future benefits, the Corporation will record a curtailment gain of approximately $3 million in the first quarter of 2007 and also a corresponding reduction in long-term liabilities. The estimated final net loss on the disposition is $108 million.  Included as part of the disposition will be approximately $81 million of US tax losses.  Subsequent to closing, the Corporation will cease consolidating the results of BPSC.